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                  [National Integrity Life Insurance Co. Letterhead]



March 3, 1998

VIA EDGAR

Office of EDGAR Policy
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: N-3 Filing by Select Ten Plus Division of Separate Account II of National Integrity Life Insurance Co. ("National Integrity")
     Accession No: 0001047469-98-006117
     ----------------------------------------------------------------

Dear Sir/Madam:

     On February 13, 1998, National Integrity filed a registration statement on Form N-3 on behalf of the Select Ten Plus Division of Separate Account II. This filing referenced the previously assigned file number under the Investment Company Act of 1940 (the "1940 Act") for Separate Account II (811-07132). Pursuant to conversations with the staff of the Office of Insurance Products, National Integrity would like a new 1940 Act file number and a new file number under the Securities Act of 1933 assigned to the Select Ten Plus Division of Separate Account II. Accordingly, on behalf of the Select Ten Plus Division of Separate Account II, National Integrity hereby requests that the above-referenced filing on Form N-3 be withdrawn.

     Your consideration in this matter is very much appreciated. If you should have any questions regarding this request, please feel free to call the undersigned at (502) 582-7956, Michael Berenson at (202) 965-8140, or Magda El Guindi-Rosenbaum at (202) 965-8112.

Sincerely,

/s/ Kevin L. Howard

Kevin L. Howard
Assistant General Counsel

cc:  Michael Berenson
     Magda El Guindi-Rosenbaum

KLH/phs